82-4919

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: [X] Schedul[redacted]

[ ] Schedule

ISSUER DETAILS:

For Quarter Ended:	March 31, 2002
Date of Report:	April 20, 2002
Name of Issuer:	MINTO EXPLORATIONS LTD.
Issuer's Address:	6411 Imperial Avenue
	West Vancouver, BC V7W 2J5
Issuer's Fax Number:	(604) 921-9446
Issuer's Phone Number:	(604) 921-7570
Contact Person:	H. Lutz Klingmann
Contact Position:	President
Contact Telephone Number:	(604) 921-7570
Contact E-mail Address:	mintoexpl@telus.net
Web Site Address:	www.mintomining.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

J.N. Morton	James N Morton	02/04/20
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
H.L. Klingmann	H Klingmann	02/04/20
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

MINTO EXPLORATIONS LTD.

FINANCIAL STATEMENTS

MARCH 31, 2002

(Unaudited - See Notice to Reader)

G. Ross McDonald*

Chartered Accountant

*Denotes incorporated professional

Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334

NOTICE TO READER

I have compiled the balance sheet of Minto Explorations Ltd. as at March 31, 2002 and statement of operations and deficit and cash flows for the period then ended from information provided by the Company. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
April 15, 2002

MINTO EXPLORATIONS LTD.

BALANCE SHEET

(Unaudited - See Notice to Reader)

	March 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Accounts receivable	$ 3,497	$ 41,028
Prepaid expenses	5,975	600
	9,472	41,628
MINERAL PROPERTIES	5,171,077	5,163,577
CAPITAL ASSETS	5,188	3,911
	$ 5,185,737	$ 5,209,116
LIABILITIES		
CURRENT LIABILITIES		
Bank overdraft	$ 2,477	$ 660
Accounts payable and accrued liabilities	3,250	50,239
	5,727	50,899
ADVANCES FROM A RELATED PARTY	94,052	41,340
	99,779	92,239
SHAREHOLDERS' EQUITY		
SHARE CAPITAL		
Authorized -		
100,000,000 common shares without par value		
Issued -		
5,912,501 common shares	6,409,891	6,409,891
DEFICIT	(1,323,933)	(1,293,014)
	5,085,958	5,116,877
	$ 5,185,737	$ 5,209,116

APPROVED BY THE BOARD

James N Morton

Director – J.N. Morton

K Klingmann

Director - H.L. Klingmann

MINTO EXPLORATIONS LTD.

STATEMENT OF OPERATIONS AND DEFICIT

For the Three Months Ended March 31, 2002

(Unaudited - See Notice to Reader)

	2002	2001
REVENUE		
Income	$ 9	$ 1,364
EXPENSES		
Audit and accounting	4,120	7,810
Automobile	-	1,020
Consultants	1,750	-
Amortization	254	783
Investor relations and promotion	337	1,209
Legal	250	105
Management fees	21,250	21,300
Office and miscellaneous	1,796	7,692
Regulatory fees	2,050	1,500
Shareholder information	-	1,738
Telephone	-	562
Transfer agent	376	692
Travel and accommodation	-	49
Less: Expense recoveries	(1,255)	-
	30,928	44,460
NET LOSS FOR THE PERIOD	30,919	43,096
DEFICIT, BEGINNING OF PERIOD	1,293,014	1,158,031
DEFICIT, END OF PERIOD	$ 1,323,933	$ 1,201,127
LOSS PER SHARE	$ 0.01	$ 0.01

MINTO EXPLORATIONS LTD.

STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2002

(Unaudited - See Notice to Reader)

	2002	2001
OPERATING ACTIVITIES		
Net loss for the period	$ (30,919)	$ (43,096)
Less item not requiring cash		
Amortization	254	783
	(30,665)	(42,313)
Accounts receivable	37,531	(3,662)
Prepaid expenses	(5,375)	852
Accounts payable and accrued liabilities	(46,989)	9,370
Cash provided by operating activities	(45,498)	(35,753)
INVESTING ACTIVITIES		
Mineral properties	(7,500)	(11,250)
Capital assets	(1,531)	-
Advances from a related party	52,712	-
Cash from (used for) investing activities	43,681	(11,250)
DECREASE IN CASH	(1,817)	(47,003)
CASH DEFICIENCY, BEGINNING OF PERIOD	(660)	128,576
CASH DEFICIENCY, END OF PERIOD	$ (2,477)	$ 81,573

1. NATURE OF OPERATIONS

The Company was incorporated April 20, 1993 and is engaged in the exploration and development of mineral properties in the Yukon Territory, Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended December 31, 2001.

3. MINERAL PROPERTIES

Minto Property

The Company has a 100% interest in 65 mineral leases and 99 mineral claims located in the Whitehorse Mining District, Yukon. The vendors have retained a 1.5% net smelter return royalty interest in the production of minerals from the property.

If the Company does not put the Minto Project (as defined) into commercial production by January 1, 2005, the vendor of 29 of the mineral leases and 59 of the mineral claims will have the right to repurchase these leases and claims from the Company for cash of $500,000, subject to adjustment in certain circumstances.

Expenditures made on mineral properties by the Company were as follows:

	2002	2001
DEFERRED EXPLORATION EXPENDITURES		
Project management	$ 7,500	$ 11,250
	7,500	11,250
BALANCE, BEGINNING OF PERIOD	5,163,577	5,118,577
BALANCE, END OF PERIOD	$ 5,171,077	$ 5,129,827

Company has entered into a mining venture agreement for the further development of the properties (refer to Note 4).

4. MINING VENTURE AGREEMENT

On June 17, 1996, the Company entered into a mining venture agreement with its current parent company, Asarco Incorporated ("Asarco"), with respect to the Minto property (Note 3). The agreement provides that the Company will contribute its 100% interest in the properties for a 30% interest in the venture, in return for Asarco expending up to a total of US $25 million on development of the properties for a 70% interest in the venture. Upon commencement of commercial production (as defined), the Company and Asarco are each required to contribute its proportionate share towards the costs of production. Asarco may withdraw from the venture at any time prior to the commencement of commercial production.

The agreement further provides that Asarco will be entitled to recover 100% of its contribution in the venture from net revenues, following which the Company and Asarco may take their proportionate share of all products and dispose of them separately. The Company's and Asarco's interests in the venture may be diluted under certain circumstances. Should an interest be diluted to less than 15%, that interest will be converted to a 1.5% net smelter return royalty.

On March 12, 1998, the Company announced a postponement of development of the project. To December 31, 2001, Asarco had expended approximately $8,200,000 (2000 - $7,800,000) towards its contribution to the venture.

5. SHARE CAPITAL

Authorized:

100,000,000 common shares without par value

Issued:

	Number of Shares		Amount
Balance as at December 31, 2001 and March 31, 2002	5,912,501	$	6,409,891

6 RELATED PARTY TRANSACTIONS

The president of the Company was paid management fees of $21,250 which have been charged to expenses, and consulting fees of $7,500, which have been capitalized to mineral properties.

7. COMMITMENTS

The Company has entered into agreements with the president and an officer of the Company to provide project management and engineering consulting services to the Company for an aggregate remuneration of $17,383 per month.

8. SEGMENT INFORMATION

The Company has one operating segment, mineral exploration and development, and all of its assets are located in Canada.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's cash and short term deposits, accounts receivable and accounts payable and accrued liabilities is estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments.

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	[ ]	Schedule A
	[X]	Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	March 31, 2002
Date of Report:	April 20, 2002
Name of Issuer:	MINTO EXPLORATIONS LTD.
Issuer's Address:	6411 Imperial Avenue
	West Vancouver, BC V7W 2J5
Issuer's Fax Number:	(604) 921-9446
Issuer's Phone Number:	(604) 921-7570
Contact Person:	H. Lutz Klingmann
Contact Position:	President
Contact Telephone Number:	(604) 921-7570
Contact E-mail Address:	mintoexpl@telus.net
Web Site Address:	www.mintomining.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

J.N. Morton	James N Morton	02/04/20
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

H.L. Klingmann	H L Klingmann	02/04/20
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

Schedule B

Minto Explorations Ltd.

For the Quarter Ended March 31, 2002

1. Related Party Transactions

   During the period ended March 31, 2002, the president of the Company was paid management fees of $21,250 which have been charged to expenses, and consulting fees of $7,500, which have been capitalized to mineral properties.

2. a) Securities issued during the quarter: Nil

3. a) Share Capital

Authorized -	100,000,000	common shares without par value
Issued -	5,912,501	common shares

   b) Stock Options: Nil

   c) Shares in Escrow: Nil

   d) Directors and Officers, as at April 20, 2002:

H. Lutz Klingmann	President & Director
Xavier Garcia De Quevedo	Director
James N. Morton	Director
James S. Proc	Secretary & Project Manager

Schedule C

Minto Explorations Ltd.

For the Quarter Ended March 31, 2002

Management Discussion

Highlights

The Minto Project currently remains on hold.

Copper & Gold Prices

The average London Metal Exchange copper price was U.S.$0.716/lb in 2001. Copper prices reached a low of U.S.$0.598/lb on November 7, 2001 and copper is currently trading in the U.S.$0.73/lb range.

The average London Metal Exchange gold price was U.S.$271.13/oz in 2001. Gold prices have recently strengthened to the U.S.$310/oz range.

The copper concentrate to be produced has good gold and silver credits and the Minto Project is therefore sensitive to the price of gold.

2002 Construction

Only a limited budget has been approved by ASARCO for care and maintenance work on site in 2002. It is expected that the necessary work will be done in July.

2002 Exploration

The Government of Yukon/NRCan commissioned an airborne magnetic and radiometric survey over a key portion of the Minto District in September 2001. Preliminary images were displayed during the Yukon Geoscience Forum held in Whitehorse in November 2001 and the full data set will be released in June 2002.

All available IP and resistivity data for the Minto property was inverted and integrated with the surface geochemistry and aeromagnetic data. Exploration targets are being identified using information from both north-south and east-west sections.

Some fieldwork will be done in July on the exploration targets that have been identified.

Investor Relations Activities

Information on the Company and the Minto Project is available at www.mintomining.com.

There was no other investor relations activity during the quarter.